                                                               Exhibit 11(a)(9)

                 HARCOURT GENERAL COMMENCES CASH TENDER OFFER
            FOR NATIONAL EDUCATION CORPORATION AT $19.50 PER SHARE


CHESTNUT HILL, MA, April 21, 1997 -- Harcourt General, Inc.
(NYSE:H) announced that a wholly owned subsidiary of Harcourt General today commenced its previously announced all-cash tender offer for all of the outstanding common shares of National Education Corporation (NYSE:NEC) at a price of $19.50 per share. The tender offer will expire at 12:00 midnight, New York City time, on Friday, May 16, 1997, unless the offer is extended. Other terms and conditions of the tender offer are set forth in the definitive tender offer documents being filed today with the Securities and Exchange Commission.

Following the completion of the tender offer, Harcourt General intends to effect a merger in which all remaining NEC stockholders will also receive the same cash price paid in the tender offer.

Goldman, Sachs & Co. is acting as financial advisor and dealer managers to Harcourt General in connection with the tender offer and MacKenzie Partners, Inc. is acting as the information agent.

Harcourt General, Inc. is a growth-oriented operating company with core businesses in publishing and specialty retailing.

                                    # # #